UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                                   TRIAD PARK, LLC
                                   ---------------
                                   (Name of Issuer)

                    Limited Liability Company Membership Interests
                    ----------------------------------------------
                            (Title of Class of Securities)

                                      895914109
                                      ---------
                                    (CUSIP Number)

                                   Murray A. Indick
                          Richard C. Blum & Associates, L.P.
                           909 Montgomery Street, Suite 400
                               San Francisco, CA 94133
                                    (415) 434-1111
                                    -------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 9, 1997
                                   ---------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 13



          CUSIP NO. 895914109        SCHEDULE 13D              Page 2 of 13


          -----------------------------------------------------------------
          1.   NAME OF REPORTING PERSON
                                         RICHARD C. BLUM & ASSOCIATES, L.P.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                 94-3205364
          -----------------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]

                                                                    (b) [ ]
          -----------------------------------------------------------------
          3.   SEC USE ONLY

          -----------------------------------------------------------------
          4.   SOURCE OF FUNDS*                            See Item 3 below

          -----------------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          -----------------------------------------------------------------
          6.  CITIZENSHIP OR PLACE OF ORGANIZATION               California

          -----------------------------------------------------------------
                              7.   SOLE VOTING POWER                    -0-

               NUMBER OF      ---------------------------------------------
               SHARES         8.   SHARED VOTING POWER          1,998,158**
               BENEFICIALLY
               OWNED BY EACH  ---------------------------------------------
               PERSON WITH    9.   SOLE DISPOSITIVE POWER               -0-

                              ---------------------------------------------
                              10.  SHARED DISPOSITIVE POWER     1,998,158**

          -----------------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                 1,998,158**

          -----------------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          -----------------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.0%**

          -----------------------------------------------------------------
          14.  TYPE OF REPORTING PERSON                              PN, IA

          -----------------------------------------------------------------
          ** See Item 5 below



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



          CUSIP NO. 895914109        SCHEDULE 13D              Page 3 of 13


          -----------------------------------------------------------------
          1.   NAME OF REPORTING PERSON
                                         RICHARD C. BLUM & ASSOCIATES, INC.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                 94-2967812
          -----------------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]

                                                                    (b) [ ]
          -----------------------------------------------------------------
          3.   SEC USE ONLY

          -----------------------------------------------------------------
          4.   SOURCE OF FUNDS*                            See Item 3 below

          -----------------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
          -----------------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION              California

          -----------------------------------------------------------------
                              7.   SOLE VOTING POWER                    -0-

               NUMBER OF      ---------------------------------------------
               SHARES         8.   SHARED VOTING POWER          1,998,158**
               BENEFICIALLY
               OWNED BY EACH  ---------------------------------------------
               PERSON WITH    9.   SOLE DISPOSITIVE POWER               -0-

                              ---------------------------------------------
                              10.  SHARED DISPOSITIVE POWER     1,998,158**

          -----------------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                 1,998,158**

          -----------------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]
          -----------------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.0%**

          -----------------------------------------------------------------
          14.  TYPE OF REPORTING PERSON                                  CO

          -----------------------------------------------------------------
          ** See Item 5 below





                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



          CUSIP NO. 895914109        SCHEDULE 13D              Page 4 of 13


          -----------------------------------------------------------------
          1.   NAME OF REPORTING PERSON                     RICHARD C. BLUM

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          -----------------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]

                                                                    (b) [ ]
          -----------------------------------------------------------------
          3.   SEC USE ONLY

          -----------------------------------------------------------------
          4.   SOURCE OF FUNDS*                            See Item 3 below

          -----------------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
          -----------------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION              California

          -----------------------------------------------------------------
                              7.  SOLE VOTING POWER                14,000**

               NUMBER OF      ---------------------------------------------
               SHARES         8.   SHARED VOTING POWER          1,998,158**
               BENEFICIALLY
               OWNED BY EACH  ---------------------------------------------
               PERSON WITH    9.   SOLE DISPOSITIVE POWER          14,000**

                              ---------------------------------------------
                              10.  SHARED DISPOSITIVE POWER     1,998,158**

          -----------------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                 2,012,158**

          -----------------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]
          -----------------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.1%**

          -----------------------------------------------------------------
          14.  TYPE OF REPORTING PERSON                                  IN

          -----------------------------------------------------------------
          ** See Item 5 below







                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



          CUSIP NO. 895914109        SCHEDULE 13D              Page 5 of 13


          This Amendment No. 1 to Schedule 13D amends the Statement on
          Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on August 14, 1997 by Richard C. Blum & Associates, L.P. and its affiliates (the "Reporting Persons"). This Amendment No. 1 is filed with respect to the Limited Liability Company Interests ("the Interests"), no par value, of Triad Park, LLC, ("the Company"). The principal executive office and mailing address of the Company is 3055 Triad Drive, Livermore, California 94550. The following amendments to Items 4 and 5 of the Schedule 13D is hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Item 4.  Purpose of Transaction
          -------------------------------
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

          The Reporting Persons initially acquired the Interests for investment purposes, and the acquisition of the Interests by each of the limited partnerships were made in the ordinary course of business and were not made for the purposes of acquiring control of the Company.

          On August 14, 1997, the Reporting Persons filed the Schedule 13D. Therein, the Reporting Persons stated that, on August 11, 1997, they decided to propose to acquire all of the assets or stock of the Company and submitted a written indication to the Company of the material terms and conditions upon which the Reporting Persons would be willing to proceed. On August 12, 1997, the Company responded to the August 11, 1997 proposal. The Reporting Persons requested confidential treatment from the Commission for their letter sent on August 11, 1997, to the Company as well as the response received from the Company on August 12, 1997. In light of the developments reported below, the Reporting Persons are publicly disclosing both of these letters as Exhibits B and C to this Amendment. The Reporting Persons are separately advising the Commission of their withdrawal of the confidentiality request.

          Following the exchange of correspondence between the Reporting Persons and the Company, the Reporting Persons and the Company discussed a possible transaction. On September 9, the Company, the Reporting Persons and TPL Acquisition, LLC entered into an Agreement of Merger (the "Merger Agreement"), pursuant to which TPL Acquisition, LLC will acquire all of the Interests for a purchase price of $1.32 per Interest on the terms and subject to the conditions set forth therein (including approval of the transaction by the shareholders). The Company has advised the Reporting Persons of its intention to attach the Merger Agreement to a securities filing to be made by the Company. The Reporting Persons have not, therefore, attached the Merger Agreement as an exhibit to this Amendment. Reference is made to the Merger Agreement for a complete description of the terms and conditions of the transaction.



          CUSIP NO. 895914109        SCHEDULE 13D              Page 6 of 13


          TPL Acquisition, LLC is presently controlled by the Reporting Persons; however, the Reporting Persons presently expect that TPL Acquisition, LLC will be controlled both by the Reporting Persons and by Westmark Realty Advisors L.L.C. ("Westmark"), a wholly-owned subsidiary of CB Commercial Real Estate Group, Inc. ("CB Commercial"). Richard C. Blum is a director of CB Commercial. The Reporting Persons and Westmark previously entered into a joint venture agreement for real estate acquisitions, and the Reporting Persons presently expect Westmark to participate in the transaction involving the Company. The Reporting Persons and Westmark have not formalized an arrangement as yet with respect to this particular transaction. The Reporting Persons expect that such an agreement will be formalized in the near future.

          Item 5.  Interest in Securities of the Issuer
          ---------------------------------------------

          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          (a),(b) According to the Company's Form 10-SB filed with the Securities and Exchange Commission on June 20, 1997, there were 19,907,195 Interests outstanding. Based on such information, the Reporting Persons report direct holdings of 1,998,158 Interests on behalf of its partnerships, which represents 10.0% of the outstanding Interests.

          Voting and investment power concerning the above Interests are held solely by
          RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,998,158 Interests, which is 10.0% of the outstanding Interests. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the Interests over which RCBA L.P. has voting and investment power.

          As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the Interests beneficially owned by RCBA Inc. In addition, Mr. Blum had sole beneficial ownership of 14,000 Interests, which ownership was agreed to be sold on September 5, 1997. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the Interests that are beneficially owned by RCBA Inc.

          (c), (d) and (e)  Not applicable.



          CUSIP NO. 895914109        SCHEDULE 13D              Page 7 of 13


          Item 7.  Material to be Filed as Exhibits
          -----------------------------------------

          Item           Description
          ----           -----------

          Exhibit A      Joint Filing Undertaking.

          Exhibit B      Letter dated August 11, 1997 from Richard C. Blum,
                         President, Richard C. Blum & Associates, L.P., to
                         James R. Porter, Board Member, Triad Park, LLC

          Exhibit C      Letter dated August 12, 1997 from James R. Porter,
                         Board Member, Triad Park, LLC to Richard C. Blum,
                         President, Richard C. Blum & Associates, L.P.



          CUSIP NO. 895914109        SCHEDULE 13D              Page 8 of 13


                                      SIGNATURES

          After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated:  September 10, 1997

          RICHARD C. BLUM & ASSOCIATES,     RICHARD C. BLUM & ASSOCIATES,
          L.P.                              INC.



          By   /s/ Murray A. Indick         By   /s/ Murray A. Indick
          ___________________________       ___________________________
               Murray A. Indick                  Murray A. Indick
               Managing Director                 Managing Director, General
               and General Counsel               Counsel and Secretary


                                                 /s/ Murray A. Indick
                                                 --------------------------
                                                 RICHARD C. BLUM

                                                 By  Murray A. Indick,
                                                 Attorney-in-Fact



          CUSIP NO. 895914109        SCHEDULE 13D              Page 9 of 13


                                      Exhibit A
                               JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

          Dated:  September 10, 1997

          RICHARD C. BLUM & ASSOCIATES,     RICHARD C. BLUM & ASSOCIATES,
          L.P.                              INC.



          By   /s/ Murray A. Indick         By   /s/ Murray A. Indick
          ___________________________       ___________________________
               Murray A. Indick                  Murray A. Indick
               Managing Director                 Managing Director, General
               and General Counsel               Counsel and Secretary


                                                 /s/ Murray A. Indick
                                                 --------------------------
                                                 RICHARD C. BLUM

                                                 By  Murray A. Indick,
                                                 Attorney-in-Fact



          CUSIP NO. 895914109        SCHEDULE 13D             Page 10 of 13


                                      Exhibit B

          August 11, 1997

          Via Fax:  510-455-6917

          Mr. James R. Porter
          Board Member
          Triad Park, LLC
          3055 Triad Drive
          Livermore, CA  94550

          Dear Jim:

               On behalf of Richard C. Blum & Associates, L.P. and its affiliates and associates (collectively "RCBA"), we are pleased to confirm our interest and willingness to purchase all of the assets (the "Assets") of Triad Park LLC ("Triad"). The material terms and conditions of our offer will be as follows:

               Purchase Price. RCBA will offer $32.14 million, all cash to Triad, to purchase the Assets. If the transaction is ultimately structured as an acquisition of the outstanding shares of Triad, our offer will be $1.20 per share. These prices are inclusive of the debt on the Property (as that term is defined in Triad's Information Statement filed with the SEC). These prices are based on or derived from Triad's balance sheet, as of June 30, 1997, and assume that there are no material changes thereto (such as, for example, sales of material properties including those for which offers are now pending).

               Structure. RCBA intends to form a new entity to effect the acquisition of the Assets. RCBA understands that the Triad Board has the power and authority to approve the transaction if it is structured as an asset acquisition, without shareholder approval. RCBA believes that Lincoln's right of first offer should not be triggered by the proposed transaction, however structured, and we expect to work with Triad and Lincoln to confirm that understanding.

               Timing. RCBA is prepared to complete due diligence and close the transaction within 30 days of acceptance of our offer.

               Exclusivity. Triad will negotiate exclusively with RCBA for 30 days.

               Confidentiality. Triad will keep confidential the fact and proposed terms of the RCBA acquisition.

               Process. RCBA's offer will be kept open for a reasonable period of time to allow its consideration by Triad's Board. If Triad's Board wishes to accept our offer, we are prepared to devote immediately all necessary business and legal resources to the transaction and immediately execute definitive legal documentation reflecting the substance of our offer.



          CUSIP NO. 895914109        SCHEDULE 13D             Page 11 of 13


          Alternatively, if the offer has not been accepted by August 18, RCBA reserves the right to terminate its interest.

               Legal Documentation. RCBA expects that there will be customary representations, warranties, covenants and conditions in the legal documentation to effect the proposed transaction.

               Fees. No finders', brokers' or other similar fee will be payable by RCBA in connection with the transaction.

               I look forward to chatting with you soon about our offer and moving forward to execute a binding agreement. In my absence, please feel free to contact Rick Mariano or our General Counsel, Murray Indick.

          Sincerely,

          Richard C. Blum



          CUSIP NO. 895914109        SCHEDULE 13D             Page 12 of 13


                                      Exhibit C

          August 12, 1997


          Mr. Richard C. Blum
          President
          Richard C. Blum & Associates, L.P.
          909 Montgomery Street, Suite 400
          San Francisco, CA 94133-4625

          Dear Dick:

          Receipt of your offer letter dated August 11, 1997 regarding the Asset Acquisition or Stock Acquisition of Triad Park, LLC is acknowledged. While the current structure of your offer is unacceptable at this time, we believe there is potential to consummate a transaction utilizing either an asset or stock format if the following points are addressed to the mutual satisfaction of the parties:

          1) A more expansive quantitative offer that is more consistent with the value we expect to return to our shareholders based on the Sedway report and findings. In addition, particularly because of your relationship to the Company, there must be a mechanism for the Company to consider other offers which may be more favorable to our shareholders.

          2) If the transaction is structured as an asset sale then the following points need to be addressed:

               (a) The acquiring entity is sufficiently capitalized and will assume Triad Park, LLC liabilities, specifically including the remaining obligation to build out infrastructure in the park;

               (b) The acquiring entity shall execute an attornment agreement in favor of honoring the terms of the facility lease agreement with Cooperative Computing, Inc.;

               (c) The acquiring entity shall indemnify and save Triad Park, LLC harmless (including the obligation to defend) from any claims arising from either Lincoln Property Company, Pacific Union Ventures, Inc., or any brokers relating to prior contractual terms regarding property within the Park;

               (d) The property will be sold on a strictly "as-is" basis; and Triad Park, LLC shall assign and buyer shall assume the following pending sale agreements to the acquiring entity:

                 (i)  Purchase Agreement with Lincoln Property Company for
                      Lot 9A;
                (ii) Purchase Agreement with Gibson-Speno/Ryland Homes for Lots 1 and 2; and
               (iii)  Option Agreement with Reynolds and Brown for Lot 7.



          CUSIP NO. 895914109        SCHEDULE 13D             Page 13 of 13


          If you are interested in pursuing a transaction along the lines proposed herein, please respond immediately, otherwise we must proceed with our current marketing strategies already underway.

          Very truly yours,

          James R. Porter
          Board Member

          cc:  William Stevens
               Stanley Marquis
               Martin Inderbitzen, Esq.